British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Incorporated as X Schedule A

Schedule B & C
(place X in appropriate category)

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
WESTERN WIND ENERGY CORP.			04	01	31	04	06	18
ISSUER ADDRESS
632 FOSTER AVENUE
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
COQUITLAM, BC	BC	V3J 2L7	604-939-1292			604-781-4192
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
JEFFREY J. CIACHURSKI		PRESIDENT				604-781-4192
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
westernwind@shaw.ca		westernwindenergy.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
"JEFFREY J. CIACHURSKI"		Jeffrey J. Ciachurski				04	06	18
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
"CLAUS ANDRUP"		Claus Andrup				04	06	18

WESTERN WIND ENERGY CORP.

Consolidated Financial Statements

January 31, 2004 and 2003

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

WESTERN WIND ENERGY CORP.

We have audited the consolidated balance sheets of Western Wind Energy Corp. as at January 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Ellis, Foster"

Vancouver, Canada

June 10, 2004 Chartered Accountants
WESTERN WIND ENERGY CORP.

Consolidated Balance Sheets
January 31, 2004 and 2003
		2004	2003
ASSETS
Current assets
Cash and cash equivalents		$274,873	$1,679
Refundable tax credits		17,900	23,334
Prepaid expenses and deposits		6,861	750
Discount on promissory note, net of amortization		-	20,247
		299,634	46,010
Investment deposit (Note 4)		172,020	-
Property and equipment (Note 5)		2,000,884	1,148,499
Intangible assets (Note 6)		375,000	375,000
Deferred charges (Note 7)		453,375	351,000
		$3,300,913	$1,920,509
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$85,810	$69,638
Due to related party (Note 8)		19,952	44,919
Note payable (Note 9)		66,595	154,021
		172,357	268,578
SHAREHOLDERS' EQUITY
Share capital (Note 10)		6,755,996	4,002,914
Share subscriptions received		35,498	7,500
Contributed surplus		742,564	443,510
Deficit		(4,405,502)	(2,801,993)
		3,128,556	1,651,931
		$3,300,913	$1,920,509
Continued operations (Note 1)
Commitments (Note 15)
Subsequent events (Note 18)
Approved by the Directors:	"Jeffrey Ciachurski"	"Michael Patterson"
	Jeffrey Ciachurski	Michael Patterson
WESTERN WIND ENERGY CORP.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2004 and 2003
	2004	2003
Expenses
Accounting and audit	$52,944	$27,784
Amortization-discount on promissory note	20,247	2,240
Amortization-equipment	15,306	4,286
Amortization-deferred charges	2,625	-
Automotive	32,976	-
Interest expense on promissory note	19,035	5,021
Legal	226,966	123,616
Listing and filing	16,543	19,813
Management fees	79,000	32,500
Office and miscellaneous	75,840	57,556
Project development (Note 13)	580,874	504,559
Promotion	7,700	2,037
Rent	17,700	-
Secretarial and administration	37,750	30,000
Sponsorship fees	304	75,750
Stock-based compensation	321,541	421,023
Telephone	11,114	5,757
Travel	86,869	100,399
	1,605,334	1,412,341
Operating loss	(1,605,334)	(1,412,341)
Interest income	1,825	797
Loss for the year	(1,603,509)	(1,411,544)
Deficit, beginning of year	(2,801,993)	(1,390,449)
Deficit, end of year	$(4,405,502)	$(2,801,993)
Loss per share-basic and diluted	$(0.15)	$(0.22)
Weighted average number of
common shares outstanding
-basic and diluted	10,875,543	6,511,246
WESTERN WIND ENERGY CORP.
Consolidated Statements of Cash Flows
Years Ended January 31, 2004 and 2003
	2004	2003
Cash flows from (used in) operating activities
Loss for the year	$(1,603,509)	$(1,411,544)
Adjustment for items not involving cash:
-amortization	38,178	6,526
-Stock based compensation expense	321,541	421,023
	(1,243,790)	(983,995)
Change in non-cash working capital items:
-refundable tax credits	5,434	(16,259)
-prepaid expenses	(6,111)	10,591
-accounts payable and accrued liabilities	16,172	(48,877)
	(1,228,295)	(1,038,540)
Cash flows from (used in) financing activities
Shares issued for cash	2,618,095	2,163,550
Share subscriptions received	35,498	7,500
Advances from (to) related party	(24,967)	44,919
Promissory note	(89,426)	154,021
	2,539,200	2,369,990
Cash flows from (used in) investing activities
Purchase of property and equipment	(867,691)	(980,712)
Investment deposit	(170,020)	-
(Increase) in deferred charge	-	(351,000)
	(1,037,711)	(1,331,712)
Increase (decrease) in cash and cash equivalents	273,194	(262)
Cash and cash equivalents, beginning of year	1,679	1,941
Cash and cash equivalents, end of year	$274,873	$1,679
  Continued Operations

  Effective February 15, 2002, the Company changed its business from natural resource exploration to engage in the development of wind farm for the production of electricity from wind energy. During the fiscal year 2003, the Company acquired 100% of Verde Resources Corporation ("VRC") and Aero Energy, LLC ("Aero"), and incorporated Eastern Wind Power Inc. ("EWP") to hold wind farm properties in North America.

  These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company is dependent upon the ability of the Company to obtain necessary financing to complete the development of the wind energy production project and upon future profitable operations.

  Change in Accounting Policies
    Effective February 1, 2003, the Company adopted the recommendation of CICA Handbook on Stock-Based Compensation and Other Stock-Based Payments. The Handbook establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Handbook sets out a fair value based method of accounting that is required for all stock based transactions. Under the new standards, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

    The Handbook provides alternative methods of transition for the adoption of the fair value method and as permitted, the Company has elected the prospective application and the fair value based method of accounting for all types of award granted on and after February 1, 2003.

    The change of accounting policy has no cumulative effect on the prior year financial statements.

    Effective February 1, 2002, the Company adopted the new recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, prospectively. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

    The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

    In fiscal year 2002, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior and current years as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.
  Significant Accounting Policies
    Principles of Consolidation

    These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, Eastern Wind Power Inc. ("EWP"), and U.S. subsidiaries, Verde Resources Corporation ("VRC") and Aero Energy, LLC ("Aero"). All significant inter-company accounts and transactions have been eliminated.

    Use of Estimates

    The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

    Cash Equivalents

    Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

    Property and Equipment

    Property and equipment are recorded at cost and amortized over their estimated useful lives using the straight-line method over 5 years.

    Income Taxes

    The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    Long-lived Assets Impairment

    Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

    Foreign Currency Transactions

    Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income statement.

    Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.
  Investment Deposit

  On September 18, 2003, the Company entered into a Binding Letter Agreement ("Agreement") with a director of one of its subsidiaries to acquire a 1/3 interest in and to the Mogul Generating Facility ("Mogul") located in Tehachapi, California. Pursuant to the Agreement, the Company is required to make a US$120,000 deposit (paid) and will have 120 days to perform the necessary due diligence for the purpose of closing the said transaction. Further, the purchase price shall be determined by mutual agreement of both parties, which shall be based on an evaluation of two (2) independent evaluators. In the event if mutual agreement referring to the purchase price cannot be reached within 180 days from the date of the Agreement, the US$120,000 will be returned to the Company within fifteen (15) days after the expiration of the 180-day period. At present, the Company is in the process of performing due diligence and the Agreement is still in good standing.

  Property and Equipment
	2004			2003
	Cost	Accumulated amortization	Net bookvalue	Net book value
Land for wind farm sites	$1,901,874	$ -	$1,901,874	$1,109,920
Equipment	118,602	19,592	99,010	38,579
		$

  During fiscal year 2004, the Company completed various acquisitions of lands for potential wind farm sites in California and Arizona, USA for a total consideration of $791,954.

  Intangible Assets

  (a) Verde Resources Corporation

  On February 15, 2002, the Company completed an asset purchase agreement with Verde Resources, a California partnership. Pursuant to the asset purchase agreement, the Company acquired certain site and wind data rights for a wind farm site, and shares of Verde Resources Corporation. In consideration, the Company issued one million Units, consisting of one million common shares and one million non-transferrable warrants, each warrant entitling the holder to acquire one common share at a price of $0.50 per share for a period of 2 years expiring February 15, 2004.

  The total purchase price of $375,000, being the estimated market value of the one million common shares and warrants issued, is allocated to the intangible assets of site and wind data rights which has been determined to have an indefinite life by the management of the Company. With the adoption of CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, the cost of site and wind data rights will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The share of Verde Resources Corporation is allocated a nominal value as there were no assets and liabilities in Verde Resources Corporation at the date of acquisition.

  (b) Aero Energy, LLC

  On February 26, 2002, the Company acquired a 100% membership interest in Aero Energy, LLC for a total consideration of $10. There were no assets and liabilities in Aero Energy, LLC at the date of acquisition.

  Deferred Charges

Deferred charges represent advance land lease payments to the lessors. A summary of leased land locations and their related deferred charges is as follows:
	2004			2003
			Net book	Net book
	Cost	Deduction	value	value
Elgin, Arizona (a)	$ 351,000	$ -	$ 351,000	$ 351,000
Kingman, Arizona (b)	105,000	2,625	102,375	-
	$ 456,000	$ 2,625	$ 453,375	$ 379,056
    The advance payment will be deducted against the future annual rent payments after commencement of the operation of the wind farm on the permanent site. As at January 31, 2004, the Company has not yet commenced operation.
    The amount is amortized over the terms of the Windfarm Easement Agreement, which is 30 years.
  Due to Related Party

  The amount due to a related party represents a loan from a director of the Company. The amount is non-interest bearing, unsecured and has no stated terms of repayment.

  Notes payable
    The Company issued a promissory note of US$95,244 (CDN$149,000), to a shareholder of the Company. The promissory note was due on November 11, 2004 with interest at a rate of 15% per annum. It was secured by the first trust deeds over 50 acres of the Company's land in Tehachapi, California and 160 acres of the Company's land in Arizona. The Company also agreed to pay to the lender a bonus and an agent a finder fee of 27,330 and 13,670 common shares, respectively.
    During the year, the Company repaid the promissory note in full with interest, and issued the bonus and finder's fee shares as agreed.
    Note payable of $66,595 (2003: $73,345) represents the amount due to a director of the Company who obtained two bank loans from a financial institution to assist the Company in the acquisition of land in 2003. The note payable is secured by the property of the Company, bears interest at 10% per annum and due on demand.
  Share Capital
    Authorized: 100,000,000 common shares without par value.
    Issued:
	Shares	Amount
Balance, January 31, 2002	4,824,972	$ 1,244,864
Private placement at $0.50 per share, net of share issuance costs of $41,650
For site and wind data rights	1,000,000	375,000
For sponsorship fee	60,000	60,000
Exercise of warrants at $0.60 per share	250,000	150,000
Private placement at $0.70 per share, plus100,000 shares as finder's fee
Exercise of warrants at $0.75 per share	116,000	87,000
Exercise of stock option at $0.38 per share	65,000	24,700
Private placement at $1.00 per share	250,000	250,000
Balance, January 31, 2003	9,571,972	4,002,914
Exercise of warrants, ranging from $0.75 to $1.30 per share
Private placement at $1.05 per share, net of share issuance costs of $21,000		441,721
Share issued in connection with Windfarm Easement Agreement	100,000	105,000
Bonus shares issued in connection with the promissory note (Note 9a)	41,000	22,487
Private placement at $1.05 per share, net of share issuance cost of $20,750	651,000	662,800
Exercise of stock options, ranging from $0.20 to $0.35 per share	57,500	12,625
Private placement at $1.05 per share	115,000	120,750
Private Placement at $3.00 per share, net of share issuance cost of $21,900	215,333	624,099
Balance, January 31, 2004	12,141,491	$ 6,755,996

  On May 5, 2003, the Company completed a non-brokered private placement of 440,686 units priced at $1.05 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each warrant entitling the holder to acquire a further common share at $1.30 until May 4, 2004 and at $1.60 until May 4, 2005. The Company applied the residual approach and allocated the total proceeds of $441,721 (net of issuance cost of $21,000) to the common shares and $ nil to warrants.

  On September 15, 2003, the Company completed a non-brokered private placement of 651,000 units priced at $1.05 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each warrant entitling the holder to acquire a further common share at $1.30 until September 15, 2004 and at $1.60 until September 15, 2005. The Company applied the residual approach and allocated the total proceeds of $662,800 (net of issuance cost of $20,750) to the common shares and $ nil to warrants.

  On October 6, 2003, the Company completed a non-brokered private placement of 115,000 units priced at $1.05 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each warrant entitling the holder to acquire a further common share at $1.30 until October 6, 2004 and at $1.60 until October, 2005. The Company applied the residual approach and allocated the total proceeds of $120,750 to the common shares and $ nil to warrants.

  On January 28, 2004, the Company completed a non-brokered private placement of 215,333 units priced at $3.00 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each warrant entitling the holder to acquire a further common share at $3.50 until January 28, 2005 and at $4.00 until January 26, 2006. The Company applied the residual approach and allocated the total proceeds of $624,099 (net of issuance cost of $21,900) to the common shares and $ nil to warrants.

  1,200,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.
  Share purchase warrants outstanding as at January 31, 2004:
Number of Warrants	Exercise Price	Expiry Date
1,000,000	$0.50	February 15, 2004 (exercised after year-end)
423,686	$1.30 (1st year)	May 5, 2004
	$1.60 (2nd year)	May 5, 2005
165,000	$1.50	December 23, 2004
2,000,000	$1.13	June 17, 2004
651,000	$1.30 (1st year)	September 15, 2004
	$1.60 (2nd year)	September 15, 2005
115,000	$1.30 (1st year)	October 6, 2004
	$1.60 (2nd year)	October 6, 2005
215,333	$3.50 (1st year)	January 28, 2005
	$4.00 (2nd year)	January 28, 2006
4,570,019

Each warrant entitles the holder to acquire one common share of the Company.
  Stock Options

  In fiscal year 2003, the Company adopted a stock option plan (the "Plan") and allotted and reserved up to an aggregate of 1,800,000 common shares under the Plan. In fiscal year 2003, the Board of Directors approved and granted 500,000 and 300,000 stock options to consultants and employees of the Company, respectively. In fiscal year 2004, the Company granted and issued 750,000 stock options to various employees, directors and consultants of the Company. The Company applied the fair value method to account for stock options granted to employees and directors on and after February 1, 2003. In fiscal year 2004, the Company recorded $286,492 (2003: $421,023) stock based compensation expenses.

  A summary of stock option information at January 31, 2004 as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at January 31, 2002	385,000	$0.29
Granted	800,000	$1.05
Exercised	(65,000)	$0.38
Options outstanding at January 31, 2003	1,120,000	$0.83
Granted	750,000	$2.23
Exercised	(57,500)	$0.22
Options outstanding at January 31, 2004	1,812,500	$1.43

  The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 2.93%, dividend yield 0%, volatility of 59% and expected lives of approximately 3 to 5 years. A summary of weighted average fair value of stock options granted during the year ended January 31, 2004 is as follows:

	Weighted Average Exercise Price	Weighted Average Fair Value
Exercise price is above market price at grant date:	$ 1.05	$ 0.61
Exercise price is below market price at grant date:	$ 2.41	$ 1.42

  A summary of stock options outstanding and exercisable is as follows:

Options Outstanding				Options Exercisable
Range ofExercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01-$1.00	562,500	2.47	$0.56	562,500	$0.56
$1.01-$2.00	600,000	3.28	$1.18	525,000	$1.20
$2.01-$3.00	650,000	4.75	$2.41	-	$ -
	1,812,500	3.56	$1.43	1,087,500	$0.87

  In fiscal year 2003, the Company accounted for its stock-based compensation plan using the intrinsic value method, under which no compensation was recognized in connection with options granted to employees and directors except if options were granted with an exercise price below the fair value of the underlying common share. The Company was required to calculate and present the pro-forma effect of all awards granted to employees and directors in fiscal year 2003. For disclosure purposes, the fair value of each option granted to an employee or director has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 84%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense under the fair value method, the following would have been its effect on the Company's net loss in fiscal year 2003:

2003
Net (loss) for the period:
-as reported	$ (1,411,544)
-pro-forma	$ (1,578,318)
Basic and diluted (loss) per share:
-as reported	$(0.22)
-pro-forma	$(0.24)
  Income Taxes
    A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:
	2004	2003
Statutory income tax rate	(38%)	(40%)
Tax losses not benefited	38%	40%
Effective tax rate	-	-
  The Company has non-capital losses of approximately $2,644,000, cumulative foreign exploration and development expenses of approximately $935,000 and capital losses of approximately $17,000 for income tax purposes, which may be carried forward to reduce taxable income of future years. These non-capital losses expire commencing 2007 through 2010 if not utilized. The cumulative foreign exploration and development expenses can be carried forward indefinitely.
  Project Development Expenses
		2004		2003

Automotive		$11,800		$23,476
Consulting and related expenses		231,799		158,907
Evaluation report		-		24,287
Feasibility and technical services		141,200		14,970
Project management		131,457		150,229
Public relation and administration		41,615		65,555
Travel		23,003		67,135
	$		$
  Related Party Transactions
    The following expenses were accrued/paid to directors and parties related to the directors of the Company:
	2004	2003
Management fees	$ 46,000	$ 32,500
Project management	144,255	150,229
Consulting fees	23,616	24,000
Automotive	19,372	-
Rent	17,700	-
Secretarial and administrative	36,700	30,000
		$236,729

  During the fiscal year 2004, the Company paid $25,483 as automotive allowance to a director of the Company. As at January 31, 2004, $6,111 was included in prepaid expense and deposit.

  See Noted 4 and 9(b).
  Commitments and Contingencies
    A summary of future financial commitments is as follows:
	2004	2003
Future minimum aggregate lease payments	$ -	$ 9,244
Maximum consultant fees payable pursuant to consulting agreements	$ -	$369,812
  In fiscal year 2003, the Company entered into a land lease agreement with a lessor for a term of 50 years from September 1, 2002 to August 31, 2052 with the following lease payments:
      For the 14 years after commencement of the "operation of the wind farm" on the permanent site to pay the lessor
    1.4% of actual annual gross sale revenue from energy production on the permanent site; and
    minimum advance payment of US$225,000 (paid) to be deducted from future production.
      After the 14 years and until the termination of the lease, to pay the lessor
    2% of the actual annual gross sale revenue from energy production on the permanent sites; and
    additional annual rent equal to 10% of the amount due under 2% of actual annual gross sale, payable to a charity to be designated by the lessor, but in no event shall the additional rent exceed $50,000 per year.
    In 2003, the Company entered into a land lease agreement with a lessor for a term of 30 years commencing December 10, 2002 and ending on December 10, 2032. The Company is required to commence construction of permanent wind energy conversion facilities by June 1, 2005 otherwise this agreement shall terminate effective June 1, 2005. The agreement required the Company to pay the lessor annual rent equal to:
    1.55% of the actual annual sale revenue for the first 3 years after commencement of the "operation of the wind farm" on the permanent sites;
    1.9% of the actual annual sales revenue for the 4th year to 7th year;
    2.2% of the actual annual sales revenue for the 8th year to 11th year;
    2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and
    If any additional revenue from the sale of CO2 emission reduction credit, the Company shall pay to the rate sets out above.
    On April 10, 2003, the Company's wholly own subsidiary, Verde Resources Corporation ("VRC"), entered into a Windfarm Easement Agreement ("Agreement") covering approximately 8,300 acres of land in Arizona with REMO LLC, an Arizona limited liability company. The terms of the lease is not to exceed thirty (30) years commencing upon the date of the Agreement. Pursuant to the Agreement, the Company agreed to issue to REMO 100,000 common shares (issued). The agreement also provides that VRC will pay REMO a royalty of 3.5% of gross operating proceeds from net energy sales with a minimum annual royalty payable of US$580,000, commencing no later than March 21, 2005.
    A former director of the Company's wholly owned subsidiary, Eastern Wind Power Inc., has commenced an action against the Company claiming rights to 50,000 stock options. The management of the Company assessed the claim and concluded that it has no merit. The lawsuit is still pending and the outcome is indeterminable at this time
  Non-cash Financing Activities
    The Company issued 100,000 common shares in connection with the Windfarm Easement Agreement (see Notes 7 and 15d).
    The Company issued 41,000 common shares as bonus and finder's fee pursuant to the issuance of a promissory note (see Note 9a).
  Financial Instruments

  The financial instruments of the Company consist of cash and cash equivalents, refundable tax credits, accounts payable and accrued liabilities and due to related party. The fair value of these financial instruments approximates their carrying value due to the relatively short term nature of these instruments. The Company is not exposed to significant interest rate, foreign currency or credit risks.

  Subsequent Events
    On May 3, 2004, the Company's wholly own subsidiary, Verde Resources Corporation ("VRC") entered into a Master Power Purchase and Sale Agreement ("Master Agreement") with Arizona Public Service Company ("APS"), a company organized under the laws of the State of Arizona. Pursuant to the Master Agreement, APS will purchase from VRC 15 megawatts of wind energy electrical generation.
    Subsequent to the year-end, the Company granted 200,000 incentive stock options to an officer of its wholly owned subsidiary, Verde Resources Corporation, at an exercise price of $1.44 per share until May 20, 2009.
    Subsequent to the year, the following shares were issued:
    21,000 common shares at $3.00 per share pursuant to a private placement
    55,000 common shares at $0.20 per share pursuant to the exercise of stock options
    1,596,533 common shares at range of $0.50 to $1.30 per share pursuant to the exercise of warrants.